
September 9, 2010

By U.S. Mail and facsimile to 951-848-9520

Ms. Georgette Mathers
Chief Financial Officer
Atlas Therapeutics Corporation
11759 Crystal Avenue
Chino, CA 91710

      Re: Atlas Therapeutics Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 30, 2010
              File No. 0-53298

Dear Ms. Mathers:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

General

1.   Our records show your file number as 000-53298 rather than 333-144082 which
        appears on your cover page. Please revise to include the correct file number.

2.   We note you did not include the conclusion of your principal executive and
        principal financial officer, or persons performing similar functions, regarding the
        effectiveness of your disclosure controls and procedures as of the end of the
        period covered by the report. Please amend your filing to comply with the
        disclosure requirements of Item 307 of Regulation S-K.

3.   It does not appear that your management has performed its assessment of internal
        control over financial reporting as of December 31, 2009. If your management
        has not yet performed its assessment, we ask that you complete your evaluation.
        Please amend your filing as soon as possible to provide the required
        management's report on internal control over financial reporting. Please refer to
        Item 308 of Regulation S-K.

        In performing your evaluation, you may find the following documents helpful:

        •   the Commission's release *Amendments to Rules Regarding Management's
            Report on Internal Control Over Financial Reporting* (Securities Act
            Release 8809/Financial Reporting Release 76). You can find this release
            at:
            http://www.sec.gov/rules/final/2007/33-8809.pdf;

        •   the Commission's release *Commission Guidance Regarding
            Management's Report on Internal Control Over Financial Reporting
            Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934
            (Securities Act Release 8010/Financial Reporting Release 77). You can
            find this release at
            http://sec.gov/rules/interp/2007/33-8810.pdf; and

        •   the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure
            at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Form 10-Q for the period ended March 30, 2010
Form 10-Q for the period ended June 30, 2010

4.   We note your disclosure that your disclosure controls and procedures were
        ineffective and that your internal control over financial reporting was ineffective.
        Please revise to disclose any material weaknesses in your internal control over

financial reporting identified by management as required by Item 308 of Regulation S-K or advise us why additional disclosure is not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3720 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief